June 10, 2025

Luis Pe  a
Chief Executive Officer
Evommune, Inc.
1841 Page Mill Road, Suite 100
Palo Alto, CA 94304

       Re: Evommune, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 14, 2025
           CIK No. 0002044725
Dear Luis Pe  a:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. We note your disclosure here and throughout your prospectus stating, among other
       things, that your product candidates are    potent    and have
"consistently and robustly
       inhibited degranulation" across all tested ligands. Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that your product candidates are effective, as determinations of efficacy are solely within the authority of the FDA.
2. We note your statements claiming that chronic inflammation is the "number one healthcare problem in the world" and that it contributes to "three out of every five deaths worldwide." Please balance these statements by clarifying what conditions are
 June 10, 2025
Page 2

       covered by the term "chronic inflammation." Please also revise to clearly disclose at the outset which chronic inflammation indications you currently intend to treat with your existing product candidates.
Our Approach to Drug Development and Chronic Inflammation, page 2

3. Please remove your statement claiming that you will focus on clinical candidates with a "high probability of success" as it improperly implies that your candidates will receive regulatory approval.
Our Clinical Pipeline, page 2

4. We note your disclosure that you are initially developing EVO756 for the treatment of chronic spontaneous urticaria and atopic dermatitis. Please clarify whether you are continuing to develop EVO756 for the treatment of chronic inducible urticaria. In
       addition, we note the inclusion of    Other Chronic Inflammatory
Diseases    for
       undisclosed indications in the fourth row of the table. Given the limited disclosure regarding the targeted indications, it seems premature to highlight these programs prominently in your pipeline table. Please remove them from the table or advise.
5. We note the inclusion of EVO301 for Crohn's Disease in your pipeline table. Given the limited disclosure related to this indication, please explain why it is sufficiently material to your business to warrant inclusion in your pipeline table. If it is material, please expand your disclosure in the Business section to provide a more fulsome discussion of any development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table on page 2 and 105.
Founding Members, Management Team and Investors, page 4

6. Please limit the disclosure of specific investors both here and on page 110 to those identified in your Principal Stockholders table on page 182. Please also provide balancing disclosure that prospective investors should not rely on such investors investment decisions, that these investors may have different risk tolerances and that the shares purchased by these investors may have been conducted at a significant discount to the IPO price, if true.
Risk Factors
We rely on third-party manufacturers, CROs, CDMOs and suppliers to supply, develop and test components of our product candidates..., page 44

7. We note your disclosure regarding the proposed BIOSECURE Act on page 44 and that you "currently rely on foreign CROs and CDMOs" for manufacturing and development activities. Please clarify whether you currently contract with any of the
       Chinese biotechnology companies of concern named in the BIOSECURE Act. Use of Proceeds, page 82

8. Please revise to disclose how far in your development of EVO756 for chronic spontaneous urticarias and atopic dermatitis and your development of EVO301 for atopic dermatitis and inflammatory bowel diseases, the proceeds from this offering will allow you to reach, including specific phases of clinical trials. If material amounts of other funds are expected to be necessary to accomplish the specified purposes for
 June 10, 2025
Page 3

       which net proceeds are intended to be used, provide an estimate of the amounts of such other funds and the sources thereof.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses
Research and Development, page 95

9. Please address the following in revised disclosure with regards to the changes in your research and development expenses:
           Specify what occurred in the current period from the prior period that increased your expense of EVO756 program;
           Identify the license agreement and the cost incurred related to the agreement for your EVO301 program; and
           Identify the reasons for the decrease in your other early-stage development programs.
Business, page 104

10. We note disclosure on page 24 that you are presently conducting clinical trials in
       Australia, New Zealand, Japan, Canada and the EU. Please revise your Business section where appropriate to disclose all the jurisdictions where you are currently conducting clinical trials.
EVO756, Targeting MRGPRX2 for Chronic Inflammatory Diseases, page 106

11. We note the graphic on page 106 references an "efficient clinical & regulatory pathway" for developing EVO756. Please revise here, or wherever appropriate, to clarify if you are intending to pursue a specific accelerated approval pathway for this candidate.
12. You state on page 108 that "studies have demonstrated increased mast cell density, elevated MRGPRX2 expression and neuroinflammation also present in lesional AD skin, supporting the rationale for targeting MRGPRX2 to both resolve skin lesions and relieve symptoms." Please include a discussion of the studies referenced here and state whether such studies were conducted by you or a third-party.
Our Mission and Strategy, page 110

13. We note your statements claiming that EVO756 has the potential to be "best-in-
       class" and "first-in-class for the treatment of CSU and AD and that EVO301 is a potential "best-in-class" molecule for chronic inflammatory and autoimmune diseases.
       These statements appear to be speculative given the current development status of your product candidates. Please remove these and any other references to EVO756 or
       EVO301 being potentially "best-in-class" or "first-in-class" from your registration statement.
Intellectual Property, page 133

14. Please revise to disclose the type of patent protection (e.g., composition of matter, use or process) for each material patent or patent family discussed in this section.
 June 10, 2025
Page 4

Strategic Collaborations and License Agreements, page 134

15. Please revise to quantify the upfront license fee paid to Dermira, Inc., disclose the aggregate amount paid to date under this agreement and limit any royalty rate ranges to ten percentage points. Please also revise to briefly discuss the terms governing your ability to sublicense EVO756 to third parties. In addition please clarify whether this offering will be a Qualified Financing pursuant to the license agreement.
16. Please describe the material terms of the agreements with Maruho, AprilBio and
       Accutar. Please revise your registration statement to provide the following information for each of your agreements:
           Describe each parties' rights and obligations under the agreement; Provide quantified disclosure of all amounts paid and/or received to date;
           Provide quantified disclosure of all potential regulatory milestone payments;
           Provide quantified disclosure of potential sales based milestone payments, if any;
           Describe any royalty provisions, including the royalty rate within a ten point range and disclose when the royalty provisions expire; and Disclose the term and termination provisions.
Management
Executive Officers, page 153

17. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Eugene A. Bauer, M.D. should serve as a director. Refer to
       Item 401 of Regulation S-K for guidance.
General

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Tara Harkins at 202-551-3639 or Sasha Parikh at
202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Minkyu Park, Esq.